UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 4 -- RESTATED)

                        GENETICS INSTITUTE, INC.
                         -----------------------
                            (Name of Issuer)
                              Common Stock
                              ------------
                     (Title of Class of Securities)

                               371855 10 7
                               -----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                  5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                      ----------------------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                         APRIL 9, 1996 (VOLUNTARY)
                        ---------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act of 1934 but shall be subject to all other provisions of the (however, see the Notes).

CUSIP No. 371855 10 7

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AHP Biotech Holdings, Inc.
     Tax I.D. 13-3641807

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     27,365,155.95

8.   SHARED VOTING POWER

     27,365,155.95

9.   SOLE DISPOSITIVE POWER

     27,365,155.95

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     27,365,155.95

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

14.  TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The statement on Schedule 13D dated January 24, 1992, for the event which occurred on January 16, 1992, which was amended by Amendment No. 1, dated June 8, 1993, Amendment No. 2, dated July 29, 1993 and Amendment No. 3, dated February 14, 1994, is hereby further amended in connection with the purchase by the Reporting Person (as defined herein), in accordance with and as required by the provisions of the Merger Agreement (as defined herein), of shares of Common Stock of Genetics Institute, Inc. in connection with the exercise of outstanding warrants of Genetics Institute, Inc. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T this statement, as amended, is restated in its entirety.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share (each a "Share" and collectively the "Common Stock") of Genetics Institute, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 87
CambridgePark Drive, Cambridge, Massachusetts 02140.


ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed on behalf of AHP Biotech Holdings, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is an indirect wholly-owned subsidiary of American Home Products Corporation, a Delaware corporation ("AHP"), through AHP Subsidiary (11) Corporation, a Delaware corporation ("Sub 11") which is wholly-owned by Boca Investerings Partnership, a New York general partnership ("Boca"), the partners of which are AHP and AHP Subsidiary (10) Corporation, a Delaware corporation which is wholly-owned by AHP ("Sub 10" and, collectively with AHP, Sub 11 and Boca, the "Control Persons").

     The address of the principal offices and principal business of the Reporting Person and the Control Persons is 5 Giralda Farms, Madison, New Jersey 07940. Set forth on Schedule A attached hereto and incorporated herein by reference are the names, business addresses, citizenship and present principal occupations or employment of executive officers and directors of the Reporting Person and AHP, and the names and addresses of the employers of such persons.

     AHP is one of the world's largest research-based pharmaceutical and health care product companies and is a leading developer, manufacturer and marketer of prescription drugs and over-the-counter medications. AHP is also a leader in vaccines, generic pharmaceuticals, biotechnology, agricultural products, animal health care, medical devices and food products.

     The Reporting Person, Boca, Sub 10 and Sub 11 are investment entities whose principal business is the making and holding of investments.

     Neither the Reporting Person nor, to its best knowledge, the Control Persons or any of the persons named on Schedule A attached hereto, have during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 16, 1992, pursuant to the terms of the Agreement and Plan of Merger, dated as of September 19, 1991 (the "Merger Agreement"), among the Company, AHP, the Reporting Person and AHP Merger Subsidiary Corporation, a Delaware corporation and a wholly-owned subsidiary of the Reporting Person ("Merger Subsidiary"), a copy of which is attached hereto as Exhibit I and is hereby incorporated herein by reference, Merger Subsidiary merged with and into the Company (the "Merger") (as more fully described under Item 4 herein) and in connection therewith: (i) the Reporting Person acquired 5,867,111.2 Shares upon the conversion of the common stock of Merger Subsidiary in the Merger (the "Merger Shares"); and (ii) the Reporting Person purchased 9,466,709 Shares directly from the Company (the "Additional Shares").

     As consideration for the acquisition of the Merger Shares, upon the effective time of the Merger (the "Effective Time") the Reporting Person became irrevocably obligated to deposit or cause to be deposited in trust with The First National Bank of Boston, acting as exchange agent (the "Exchange Agent"), an aggregate amount approximately equal to $293.0 million to be paid to the holders of Shares as cash consideration pursuant to the terms of the Merger Agreement. As consideration for the purchase of the Additional Shares, the Reporting Person paid approximately $299.1 million to the Company. The aggregate consideration of approximately $592.1 million paid by the Reporting Person in connection with the Merger was financed entirely from the working capital of the Reporting Person. In addition, AHP has guaranteed all of the financial obligations of the Reporting Person in connection with the Merger.

     On June 9, 1993, the Company called for redemption all of its outstanding $4.00 Convertible Exchangeable Preferred Stock (the "Preferred Stock") pursuant to the terms of the Company's Certificate of Incorporation under which holders would be entitled to receive a redemption price of $52.40 for each share of Preferred Stock held as of July 15, 1993 (the "Redemption Date"). Pursuant to the terms of the Standby Agreement (as defined below), the Reporting Person was obligated to purchase from the Company, at a purchase price of $29.93 per Share, the number of Shares which would provide the Company with the funds necessary to pay the aggregate redemption price for all shares of Preferred Stock which had not been duly surrendered for conversion by the close of business on the Redemption Date.

     Pursuant to the terms of the Merger Agreement, upon the conversion of Preferred Stock, the Reporting Person was obligated to purchase, at a purchase price of $20 per Share, such number of Shares as would equal 40% of the number of Shares that would have been issuable upon the conversion but for the Merger. The aggregate consideration of $32,945,305 paid by the Reporting Person to the Company pursuant to the Standby Agreement and the foregoing provision of the Merger Agreement was financed entirely from the working capital of the Reporting Person.

     Pursuant to the terms of the Merger Agreement, in connection with the exercise of outstanding warrants of the Company, the Reporting Person is obligated to purchase, at a purchase price of $20 per Share, such number of Shares as would equal 40% of the number of Shares that would have been issuable upon such exercise but for the Merger. On March 6, 1996 and on April 2, 1996, upon exercise of such warrants, the Reporting Person purchased 9,320 and 800 Shares, respectively from the Company. The aggregate consideration of $466,000 and $40,000 ($20 for each warrant exercised) paid by the Reporting Person was financed entirely from the working capital of the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

     AHP believes that the Merger presents AHP with an opportunity to expand its investment in biotechnology through an affiliation with the Company, a leading biotechnology company. The Board of Directors of AHP considers the acquisition of its equity interest in the Company on the terms set forth in the Merger Agreement, together with its right to acquire the remaining outstanding equity interests in the Company at fixed prices on or prior to December 31, 1996, in accordance with the terms of the Call Option (as described below), to be an attractive long-term investment.

     The Shares purchased by the Reporting Person in March and July 1993 pursuant to the provisions of the Merger Agreement and the Standby Agreement and the Shares purchased in March 1996 pursuant to the Merger Agreement upon the exercise of warrants to purchase Shares were purchased by the Reporting Person for investment purposes only.

     As of the date hereof, the Board of Directors of the Reporting Person has made no decision with respect to whether or at what time the Call Option might be exercised. The Reporting Person has purchased, and may in the future purchase or otherwise acquire, in open market and other transactions, Depositary Shares of the Company (as described below) in accordance with the terms of the Governance Agreement (as described below). The Reporting Person is the benefical owner of 947,000 such Depositary Shares.

     Set forth below is a description of the material terms of the merger, including; (i) the grant by the Company to the Reporting Person of the Call Option; (ii) the acquisition of Shares by the Reporting Person pursuant to the Merger; (iii) the change in the composition of the Board of Directors of the Company (the "Board of Directors") pursuant to the Merger; (iv) the designation of certain committees of the Board of Directors;
(v) the grant by the Company to the Reporting Person of certain approval rights with respect to matters of corporate governance;
(vi) the grant to AHP of certain rights with respect to material licensing and marketing arrangements with third parties; (vii) the restrictions on certain acquisitions and dispositions of Shares by AHP and the Reporting Person; (viii) certain limitations upon the voting of Shares by the Reporting Person;
(ix) certain restrictions upon the transfer of Shares by AHP and the Reporting Person; (x) the termination of provisions regarding matters of corporate governance; and (xi) amendments to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Company's By-laws (the "By-laws").

THE MERGER AND THE CALL OPTION.

     On January 16, 1992, at a special meeting of stockholders of the Company, the Company's stockholders voted to approve the Merger Agreement and the transactions contemplated therein.

     The Merger was consummated on January 16, 1992. As a result of the Merger, each Share outstanding prior to the effective time of Merger (the "Effective Time") was converted into the right to receive $20.00 in cash and six-tenth (0.6) of a Depositary Share, each Depositary Share representing one Share, subject to a call option held by the Reporting Person to acquire all of the Shares not owned by the Reporting Person or its affiliates (the "Call Option").

     The Depositary Shares are evidenced by depositary receipts (the "Depositary Receipts") issued pursuant to the Depositary Agreement, dated as of January 16, 1992 (to which holders of Depositary Shares will be deemed parties) (the "Depositary Agreement"), among AHP, the Reporting Person, the Company and The First National Bank of Boston, acting as depositary (the "Depositary"), a copy of which is attached hereto as Exhibit II and is hereby incorporated herein by reference.

     Under the terms of the Call Option, the Reporting Person has the right, but not the obligation, to purchase the Shares held by the Depositary, in whole but not in part, at any time on or prior to December 31, 1996, at fixed call prices increasing by approximately $1.84 per quarter from $50.00 per Share for the period from the consummation of the Merger through March 31, 1992 to $85.00 per Share for the period from October 1, 1996 through December 31, 1996, subject to certain adjustments (each such price, a "Call Price").

     Prior to the date on which the Call Option expires or is exercised (the "Option Determination Date"), each holder of a Depositary Share is entitled to all the rights of the Share represented thereby, including dividend, voting and liquidation rights. Prior to the expiration of the Call Option, holders of Depositary Shares do not have the right to require the Depositary to deliver the Shares represented thereby and, absent an exercise by the Reporting Person of the Call Option, do not have the right to require payment of the Call Price.

     Following the Option Determination Date, (i) if the Call Option is exercised, each holder of a Depositary Share would be entitled to receive the applicable Call Price for the Share represented thereby, without interest, and (ii) if the Call Option expires, each holder of a Depositary Share would be entitled to receive the Share represented thereby, together with any declared and unpaid dividends thereon. The Depositary is required to transfer the Shares held in the Depositary to the Reporting Person if and when the Reporting Person exercises the Call Option.

THE ACQUISITION OF SHARES BY THE REPORTING PERSON.

     Pursuant to the terms of the Merger Agreement: (i) the Reporting Person acquired 5,867,111.2 Merger Shares upon the conversion of the common stock of Merger Subsidiary in the Merger and (ii) the Reporting Person purchased 9,466,709 Additional Shares directly from the Company.

     Pursuant to the Merger (and in addition to the Call Option), the Reporting Person was also granted the following rights (the "Subscription Rights") to acquire additional securities of the
Company: (i) the right to purchase for cash its pro rata share of the issuance by the Company of certain equity securities after the Effective Time; and (ii) the right and the obligation to purchase a number of Shares equal to 40% of the number of Shares which would otherwise be issuable by the Company (but for the Merger) upon the exercise of warrants of the Company or the conversion of any 8% Convertible Subordinated Debentures due 2014 (the "Debentures") issued in exchange therefor at a purchase price of $20.00 per Share (approximately-adjusted to reflect any stock split, reverse stock split or other reclassification of the Shares prior to such exercise or conversion).

     Pursuant to the Governance Agreement, the Reporting Person may purchase or otherwise acquire equity securities of the Company so long as prior to January 1, 1997 AHP's Voting Interest
(as defined below) does not immediately after such acquisition exceed 75%.

     Upon consummation of the Merger and the transactions contemplated thereby, (i) the Depositary Shares were authorized to be traded on the NASDAQ National Market System under the symbol GENIZ and (ii) the Shares ceased to be authorized to be quoted on the NASDAQ National Market System.

CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

     The Governance Agreement, dated as of January 16, 1992, among AHP, the Reporting Person and the Company (the "Governance Agreement"), a copy of which is attached hereto as Exhibit III and is hereby incorporated herein by reference, provides, among other things, for the designation by the Reporting Person of two nominees whom the Reporting Person has designated to be Mr. Fred Hassan and Dr. Robert Levy. Mr. Hassan will serve until the 1996 Annual Meeting, and Dr. Levy will serve until the 1998 Annual Meeting.

     The Governance Agreement also limits the number of directors that can be designated by the Reporting Person and provides that, notwithstanding any other provision of the Governance Agreement, the Certificate of Incorporation, By-laws or applicable law, the Reporting Person will not at any time prior to January 1, 1997 be entitled to designate, or to cause the nomination or election of, more than two members of the Board of Directors. Directors nominated by the Reporting Person pursuant to the Governance Agreement are referred to herein as "Investor Directors" and all other directors are referred to as "Non-investor Directors."

     Pursuant to the Governance Agreement, on and after January 1, 1997 the Board of Directors of the Company will be increased to nine directors and will include two nominees designated by the Reporting Person and two officers of the Company nominated by the nominating or proxy committee of the Board of Directors. The remainder of the Board of Directors will be comprised of Independent Directors, as defined below. Upon its request, the Reporting Person will be entitled to designate nominees for a number of Independent Directors equal to AHP's Voting Interest (as defined below) times the total number of such Independent Directors, rounded up to the next whole number if AHP's Voting Interest is greater than 50% and less than or equal to 60% and rounded down to the next whole number if AHP's Voting Interest is less than or equal to 50% or greater than 60%.

     Notwithstanding the foregoing, the Reporting Person will have no right to designate any nominee for directors pursuant to the Governance Agreement at any time after AHP's Voting Interest has fallen below 20%. At such time as AHP's Voting Interest falls below 20%, the Reporting Person will cause all the Investor Directors to resign from the Board of Directors.

     For purposes of the Governance Agreement, "Independent Director" means a director of the Company who is not an officer or employee of the Company and who is not an officer, employee, director, principal stockholder or partner of AHP, any affiliate or associate of AHP or any entity dependent on AHP for more than 10% of its revenues or earnings in its most recent fiscal year. "AHP's Voting Interest" means the percentage of votes for elections of directors of the Company generally controlled directly or indirectly by AHP, and any affiliates or associates of AHP, assuming the conversion, exchange or exercise into or for voting stock of equity securities other than voting stock and not taking into account any voting agreements or arrangements granting to a third party control over the voting of voting stock beneficially owned by AHP.

COMMITTEES OF THE BOARD OF DIRECTORS

     Pursuant to the Governance Agreement, the Board of Directors has designated a nominating or proxy committee, compensation committee, intellectual property rights committee and scientific affairs committee. Each committee of the Board of Directors (other than any special committee or committee of Independent Directors constituted for the purposes of making any determination that is to be made under the terms of the Governance Agreement or otherwise) will at all times include at least one director designated by the Reporting Person and no action by any such committee shall be valid unless taken at a meeting for which adequate notice has been duly given to or waived by the members of such committee. The director designated by the Reporting Person to serve on any committee is entitled to designate as his alternate another director designated by the Reporting Person.

     The Governance Agreement provides that the intellectual property rights committee and scientific affairs committee will each consist of two Investor Directors and two Non-investor Directors. The intellectual property rights committee is responsible for the general review of patent application strategy and the approval of material decisions regarding patent litigation strategy, including litigation commencement, defense, prosecution and settlement. The scientific affairs committee is responsible for the general review of the Company's research programs and for the approval of its research budget.

     The Governance Agreement provides that the compensation committee will consist of two Non-investor Directors (neither of whom is an officer of the Company) and one Investor Director. The compensation committee, which only acts upon a unanimous vote, is responsible for establishing and modifying the compensation of all corporate officers of the Company, adoption and amendment of all stock option and other employee benefit plans, and the terms of any employment agreements and arrangements with, and termination of, all corporate officers of the Company.

     The Governance Agreement provides that the nominating or proxy committee include, in addition to a director designated by the Reporting Person, two Non-investor Directors, and that it have the exclusive authority to nominate individuals to fill all positions of the Board of Directors, except for those designated by the Reporting Person pursuant to the relevant provisions of the Governance Agreement in accordance with the terms thereof. With respect to any election of directors prior to January 1, 1997 (but not any election on or after January 1, 1997), any nomination of a person not then serving as a director requires the unanimous approval of the nominating or proxy committee, except that the directors designated or nominated by the Reporting Person do not require such unanimous approval. The Company has agreed to use all reasonable efforts to solicit proxies for the nominees for directors nominated by such committee from all holders of voting stock entitled to vote thereon.

CERTAIN APPROVAL RIGHTS OF THE REPORTING PERSON WITH RESPECT TO
MATTERS OF CORPORATE GOVERNANCE

     The Governance Agreement provides that the approval of the Investor Directors designated by the Reporting Person pursuant to the Governance Agreement is required to approve any of the following:

     (a) the entry by the Company into any merger or consolidation or the acquisition by the Company of any business or assets that would constitute a Substantial Part (as defined below) of the business or assets of the Company, whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;

     (b) the sale, lease, pledge, grant of a security interest, transfer or the disposal of all or a Substantial Part of the business or assets of the Company;

     (c) the issuance of any equity securities or other capital stock of the Company, except for (i) issuances of Depositary Shares (or, after the termination of the Call Option, Shares) or options, warrants or rights to acquire, or securities convertible into or exchangeable for, such Depositary Shares (or, after the termination of the Call Option, Shares) pursuant to any employee compensation plan that was in existence at the Effective Time or that has been approved by the compensation committee, and (ii) issuances thereof upon the exercise, conversion or exchange of any outstanding equity securities or other capital stock;

     (d) the repurchase or redemption of any equity securities or other capital stock of the Company, other than redemptions required by the terms thereof and purchases made in connection with the Company's 1991 Restricted Plan or any similar plan adopted with the approval of the compensation committee;

     (e) any action otherwise within the purview of the intellectual property rights committee, scientific affairs committee or compensation committee which is presented to the full Board of Directors for consideration and action;

     (f) any amendment to the Certificate of Incorporation or By-laws or change in the size of the Board of Directors, except as contemplated by the Governance Agreement; and

     (g) any action with respect to any shareholders rights plan of the Company or any similar contract, agreement, plan or arrangement.

     The Governance Agreement provides that a "Substantial Part" means more than 10% of the fair market value of the total assets of the Company.

CERTAIN RIGHTS WITH RESPECT TO MATERIAL LICENSING AND MARKETING
ARRANGEMENTS WITH THIRD PARTIES.

     The Governance Agreement provides that the Company will not, and will not permit any of its subsidiaries to, enter into any material third party licensing or marketing agreement with respect to any products, processes, inventions or developments made by the Company or any subsidiary of the Company unless it shall have first offered to afford such licensing or marketing rights to AHP as set forth in the Governance Agreement.

RESTRICTIONS ON CERTAIN ACQUISITIONS AND DISPOSITIONS OF SHARES
BY AHP AND THE REPORTING PERSON.

     The Governance Agreement provides for certain restrictions on acquisitions and dispositions of Shares by AHP and its affiliates, including restrictions providing that AHP will not
(A) propose that the Company enter into any Business Combination, as defined below, prior to January 1, 1997 with AHP or any affiliate of AHP unless AHP in good faith determines that there have occurred events or circumstances substantially impairing the business, prospects or financial viability of the Company and its subsidiaries, taken as a whole, since the Effective Time, (B) act to consummate any Business Combination whether or not prior to January 1, 1997, between the Company and AHP or any affiliate of AHP without an affirmative vote of a majority of the Independent Directors of the Company and (C) purchase or otherwise acquire any equity securities of the Company prior to January 1, 1997 such that AHP's Voting Interest would exceed 75% except pursuant to (x) the exercise of the Call Option, (y) a Business Combination meeting the above requirements or (z) certain other specific exceptions.

     The term "Business Combination" as used in the Governance Agreement means any of the following transactions: (i) any merger or consolidation of the Company or any subsidiary with (A) AHP or
(B) any corporation (other than the Company) which is, or after such merger or consolidation would be, an affiliate or associate of AHP, or any tender or exchange offer by AHP or any affiliate or associate of AHP for any equity securities of the Company or any subsidiary thereof; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other dispositions by the Company (in one transaction or a series of transactions) to or with AHP or any affiliate or associate of AHP (other than the Company) of all or a Substantial Part of the assets of the Company or any subsidiary thereof; (iii) the issuance, exchange or transfer by the Company or any subsidiary (in one transaction or a series of transactions) of any securities of the Company or any subsidiary thereof to AHP or any affiliate or associate of AHP (other than the Company) in exchange for cash, securities or other consideration (or a combination thereof) having an aggregate fair market value equal to or in excess of a Substantial Part of the assets of the Company; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of AHP or any affiliate or associate of AHP (other than the Company); (v) any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company with any subsidiary thereof or any other transaction to which the Company is a party (whether or not with or into or otherwise involving AHP or any affiliate or associate of AHP) and which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary thereof which is directly or indirectly owned by AHP or any affiliate or associate of AHP (other than the Company); or (vi) any agreement, contract or other arrangement with AHP or any affiliate or associate of AHP (other than the Company) in which AHP or any affiliate or associate of AHP (other than the Company) has an interest (other than proportionately as a stockholder) providing for any one or more of the actions specified in subsections (i) to (v) above. However, none of the following shall be deemed to be a Business
Combination: (x) any licensing, marketing or other agreements entered into between the Company and AHP pursuant to the Governance Agreement; (y) any issuance, exchange, or transfer of securities by the Company to or on behalf of AHP, the Reporting Person or any of their affiliates or associates (A) pursuant to the provisions of the Merger Agreement or Governance Agreement or
(B) which would not result in AHP's Voting Interest exceeding 75% immediately after the consummation thereof; and (z) any exercise by the Reporting Person of the Call Option in accordance with the terms of the Depositary Agreement.

LIMITATIONS UPON THE VOTING OF SHARES AND DEPOSITARY SHARES BY
THE REPORTING PERSON.

     The Governance Agreement limits the voting of Shares and Depositary Shares by the Reporting Person and its affiliates in the following manner. In any election of directors, the Reporting Person and its affiliates will vote their Shares and any Depositary Shares which the Reporting Person and its affiliates hold for all nominees in proportion to the votes cast by the other holders of Depositary Shares; provided that the Reporting Person and its affiliates may cast all of their votes
(i) in favor of any nominee to the Board of Directors designated by the Reporting Person pursuant to the Governance Agreement and
(ii) in the Reporting Person's sole discretion in connection with any election contest to which Rule 14a-11 under the Securities Exchange Act of 1934, as amended (the "Act"), applies (the "Director Vote Limitation"). In any vote to amend the term of the Depositary Shares, the Reporting Person and its affiliates will vote their Depositary Shares, if any, in proportion to the votes cast by the holders of Depositary Shares (other than the Reporting Person and its affiliates) (the "Amendment Vote Limitation") and, collectively with the Director Vote Limitation, the "Voting Limitations").

CERTAIN RESTRICTIONS UPON THE TRANSFER OF SHARES OR DEPOSITARY
SHARES BY AHP AND THE REPORTING PERSON.

     The Governance Agreement provides for the following restrictions on the transfer (the "Transfer Restrictions") of the Shares held by the Reporting Person: (i) AHP and the Reporting Person will not, other than to any entity that is directly or indirectly wholly-owned by AHP, and will not permit any such entity to, sell or otherwise transfer any Shares or Depositary Shares prior to January 1, 1997, except that at any time after December 31, 1993 or such earlier time as it shall have become illegal for AHP or the Reporting Person to continue to own the Shares or Depositary Shares directly or indirectly or to exercise fully all rights of ownership with respect to the Shares or Depositary Shares, AHP or the Reporting Person may sell or otherwise transfer Shares or Depositary Shares (a) pursuant to a registered, underwritten public offering, (b) in compliance with the volume and manner of sale requirements of Rule 144 promulgated under the Securities Act of 1933, as amended (whether or not such requirements are legally required) or (c) pursuant to privately negotiated block sales in the aggregate not exceeding 15% of the Shares outstanding on a fully diluted basis; provided that in no event shall AHP or the Reporting Person prior to January 1, 1997 knowingly make any sale to a person who after giving effect to such sale would beneficially own more than 5% of the outstanding Shares or equity securities of the Company; and
(ii) AHP and the Reporting Person will not, and will not permit any of their respective wholly-owned entities to, sell or otherwise transfer any Shares or Depositary Shares (except for sales to any entity that is directly or indirectly wholly-owned by AHP) to a person who acquires Shares or Depositary Shares from AHP or the Reporting Person representing more than 30% of the aggregate number of outstanding Shares unless such person agrees to be bound by the provisions of the Governance Agreement relating to restrictions on Business Combinations to the same extent that the Reporting Person was bound thereby.

TERMINATION OF PROVISIONS REGARDING MATTERS OF CORPORATE
GOVERNANCE.

     The Governance Agreement, by its terms, will terminate at such time, if any, as the Reporting Person and its affiliates (i) beneficially own 100% of all outstanding classes and series of Common Stock of the Company or (ii) no longer own any Shares thereof. In addition, the provisions relating to Subscription Rights, the establishment and function of committees of the Board of Directors, the approval rights of the directors designated by the Reporting Person and the rights of AHP with respect to material third party licensing or marketing agreements proposed to be entered into by the Company with third parties will terminate upon any sale of Shares or Depositary Shares by the Reporting Person and its affiliates if immediately thereafter AHP's Voting Interest is less than 50%. The provisions of the Governance Agreement relating to the election of directors and voting of Shares will terminate upon such a sale if immediately thereafter AHP's Voting Interest is less than 20%.

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     Pursuant to the Merger, the Certificate of Incorporation and By-laws were amended in order to effectuate the following changes. Article SIXTH of the Certificate of Incorporation was amended to state that during the pendency of the Governance
Agreement: (i) the Board of Directors must establish and empower the committees specified in the Governance Agreement; (ii) approval and authorization of any of the actions pursuant to which approval rights have been granted to the Reporting Person, as described above, shall require the approval contemplated thereby; and (iii) any inconsistency between the other provisions of the Certificate of Incorporation or the By-laws and the provisions of the Governance Agreement relating to such committees or such approvals shall be resolved in favor of the Governance Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Following the purchase of the Shares as described in
Item 5(c), below, the Reporting Person is the beneficial owner of 27,365,155.95 Shares, consisting of (i) 5,867,111.2 Merger
Shares; (ii) 9,466,709 Additional Shares; (iii) 947,000 Shares underlying 947,000 Depositary Shares held by the Reporting Person; (iv) 10,407,294.72 Shares subject to the Call Option; (v) 649,608.57 Shares purchased in July 1993 upon conversion of the Preferred Stock; (vi) 2,448.57 Shares purchased other than in July 1993 upon conversion of the Preferred Stock; (vii) 14,863.89 Shares purchased pursuant to the Standby Agreement; and (viii) 9,320 and 800 Shares purchased pursuant to the Merger Agreement upon the exercise of warrants to purchase Shares. Based on 27,365,155.95 Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, the Shares beneficially owned by the Reporting Person constitute approximately 100% of the outstanding Shares.

     Except as set forth herein, neither the Reporting Person nor, to its best knowledge, any Control Persons, or any of the persons named on Schedule A attached hereto, beneficially owns any Shares.

     (b) The Reporting Person has the sole power to vote, subject to the Voting Limitations, and dispose of, subject to the Transfer Restrictions, all the Shares beneficially owned by the Reporting Person as set forth in Item 5(a) above.

     (c) On July 19, 1993 and July 23, 1993, the Reporting Person purchased 642,545.65 and 7,062.85 Shares, respectively, pursuant to its obligations under the Merger Agreement upon the conversion of 1,136,815 shares of Preferred Stock. On July 15, 1993, July 16, 1993 and July 23, 1993, the Reporting Person purchased 4,114.27, 10,378.46 and 371.16 Shares, respectively, pursuant to its obligations under the Standby Agreement upon the redemption of 8,490 shares of Preferred Stock. On March 6, 1996 and April 2, 1996, upon exercise of outstanding warrants of the Company, the Reporting Person purchased 9,320 and 800 Shares, respectively from the Company pursuant to its obligations under the Merger Agreement.

     (d) Neither the Reporting Person nor, to its best knowledge, the Control Person, or any of the persons named on Schedule A attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein.

     On June 8, 1993, the Reporting Person and the Company entered into a standby agreement (the "Standby Agreement"), a copy of which is attached hereto as Exhibit IV and is hereby incorporated herein by reference, pursuant to which the Reporting Person purchased from the Company 14,863.89 Shares of Common Stock at a purchase price of $29.93 per Share, representing the funds necessary to pay the aggregate Redemption Price for all shares of Preferred Stock not duly surrendered for conversion by the close of business on the Redemption Date.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I. Agreement and Plan of Merger, dated as of September 19, 1991, among Genetics Institute, Inc., American Home Products Corporation, AHP Biotech Holdings, Inc. and AHP Merger Subsidiary Corporation, filed with the Securities and Exchange Commission on January 24, 1992 as Exhibit I to Item 7 to Schedule 13D of the Company.

     Exhibit II. Depositary Agreement, dated as of January 16, 1992, among American Home Products Corporation, AHP Biotech Holdings, Inc. Genetics Institute, Inc. and The First National Bank of Boston as Depositary, filed with the Securities and Exchange Commission on January 24, 1992 as Exhibit II to Item 7 to Schedule 13D of the Company.

     Exhibit III. Governance Agreement, dated as of January 16, 1992, among American Home Products Corporation, AHP Biotech Holdings, Inc. and Genetics Institute, Inc., filed with the Securities and Exchange Commission on January 24, 1992 as Exhibit III to Item 7 to Schedule 13D of the Company.

     Exhibit IV.    Standby Agreement, dated June 8, 1993,
between Genetics Institute, Inc. and AHP Biotech Holdings, Inc., filed with the Securities and Exchange Commission on June 8, 1993 as Exhibit as Exhibit IV to Amendment No. 1 to Schedule 13D of the Company.

     Schedule A.    Executive Officers and Directors of AHP
Biotech Holdings, Inc. and American Home Products Corporation.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:    April 9, 1996

                    AHP BIOTECH HOLDINGS, INC.

                    By:  /s/ Robert G. Blount
                         Robert G. Blount
                         Vice President

                                                       SCHEDULE A
                     Executive Officers and Directors
                                    of
                        AHP Biotech Holdings, Inc.

          The names and titles of the executive officers and the names of the directors of AHP Biotech Holdings, Inc., and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP Biotech Holdings, Inc. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP Biotech Holdings, Inc, and each individual is a United States citizen.
Name and Business Address

EXECUTIVE OFFICERS            Position: Present Principal
                              Occupation

John R. Stafford              President; Chairman, President
                              and Chief Executive Officer,
                              American Home Products Corporation

Robert G. Blount              Vice President; Senior Executive
                              Vice President, American Home
                              Products Corporation

Thomas M. Nee                 Vice President; Vice President
                              - Taxes, American Home Products
                              Corporation

John R. Considine             Treasurer; Vice President -
                              Finance, American Home Products
                              Corporation

Carol G. Emerling             Secretary; Secretary, American
                              Home Products Corporation

Jack M. O'Connor              Assistant Treasurer; Treasurer,
                              American Home Products Corporation

Gerald A. Jibilian            Assistant Secretary; Vice President
                              and Associate General Counsel,
                              American Home Products Corporation



DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Louis L. Hoynes, Jr.          Senior Vice President and General
                              Counsel, American Home Products
                              Corporation

               Executive Officers and Directors
                                    of
                    American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to American Home Products Corporation and each individual is a United States citizen.

Name and Business Address

EXECUTIVE OFFICERS            Position; Present Principal
                              Occupation

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Senior Executive Vice President

Fred Hassan                   Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and General
                              Counsel

William J. Murray             Senior Vice President

David M. Olivier              Senior Vice President

John R. Considine             Vice President - Finance

Paul J. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

David Lilley                  Vice President (British Citizen)

Thomas M. Nee                 Vice President - Taxes

DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Clifford L. Alexander, Jr.
     Alexander & Associates   President, Alexander & Associates
     400 C Street, N.E.       Inc. (consulting firm specializing
     Washington,D.C.          in workforce inclusiveness)
     20002

Frank A. Bennack, Jr.         President and Chief Executive
     The Hearst               Officer The Hearst Corporation
     Corporation              (owns and operates communications
     959 Eighth Avenue         media)
     NY, NY 10019

Robin Chandler Duke           National Chair, Population Action
                              International

John D. Feerick               Dean of Fordham University School
     Fordham University       of Law since 1982
     School of Law
     140 West 62nd Street
     NY, NY 10023

Fred Hassan                   (as indicated above)

John P. Mascotte              Retired (1995) Chairman and CEO
     222 Purchase Street      of The Continental Corporation
     Suite 345
     Rye, NY 10580

Mary Lake Polan,              Deparatment Chair and Professor,
M.D., Ph.D.                   Stanford University School of
     Stanford University      Medicine
     School of Medicine
     100 Pasteur Drive
     Stanford, CA 94305


John R. Torell III            Chairman, Torell Management Inc.
     Torell Management,       (financial advisory company)
     Inc.
     767 Fifth Avenue
     46th Floor
     NY, NY 10017

William Wrigley               President, Chief Executive Officer
     Wm. Wrigley Jr.          and member of the Board,
     Company                  Wm. Wrigley Jr. Company
     410 North Michigan       (international manufacturer of
     Avenue                   chewing gum products)
     Chicago, Illinois
     60611